EXHIBIT 99.1

Centerra Gold Publishes 2022 Environmental, Social and Governance Report

TORONTO, Aug. 28, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has published its 2022 Environmental, Social and Governance (“ESG”) Report. Highlights and achievements from the 2022 ESG report are included below. The full report can be accessed on Centerra’s website at www.centerragold.com/sustainability/.

Environmental

  Installation of a permanent electric pumping system at Mount Milligan, which enabled the recycling of 450,000 m3 of water, leading to a decrease in the site’s external water consumption.
  Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions intensity of 0.28 tonnes CO2 per gold equivalent ounce.
  Centerra implemented a new electric powerline for the Philip Lake water pumping infrastructure at Mount Milligan, resulting in a decrease of approximately 100,000 litres of diesel fuel annually.

Social

  Achieved 1 million work hours without a lost-time incident at the Öksüt Mine.
  18% of employees at Centerra’s three operating sites in British Columbia self-identify as Indigenous First Nations, compared to the mining industry average of 12%.
  Centerra rolled out its first Human Rights Due Diligence Program at both operating sites and its corporate office.

Governance

  Achieved conformance with the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”).
  Women hold 14% of total leadership positions globally, of which 24% of mid-level leadership roles and 21% of senior-level leadership roles are occupied by women.
  Centerra is committed to increasing diversity at all levels, with the achieved goal of 30% female representation on Centerra’s Board of Directors and established targets of 30% female representation among Officers of the Company by 2026.

Paul Tomory, President and Chief Executive Officer of Centerra, commented “I want to acknowledge our global team’s resilience and dedication toward progressing our ESG strategy. Specifically, in 2022, we concentrated on strengthening our responsible mining practices, prioritizing safety, promoting inclusion and diversity, and taking action on climate change, all while striving for operational excellence. At Centerra, we understand that ESG is an ongoing journey, and we will continue to work diligently toward our goals and initiatives in the coming year. We remain committed to sustainable and responsible mining practices and look forward to further progress in 2023 and beyond.”

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.